Exhibit 12.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2011	2010	2009	2008	2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.4241	0.3981	0.3883	0.3709	0.3910
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5759	0.6019	0.6117	0.6291	0.6090
Pre-Tax Preferred Stock Dividends	$2,292	$2,193	$2,158	$2,098	$2,167

FIXED CHARGES:
Interest Expense	$40,544	$39,343	$43,649	$46,707	$48,333
Amortization of Debt Premium, Discount and Expense	414	434	413	450	562
Interest Component of Rentals	1,661	1,441	1,539	1,609	1,600

Total Fixed Charges	42,619	41,218	45,601	48,766	50,495
Pre-Tax Preferred Stock Dividends	2,292	2,193	2,158	2,098	2,167

Total Fixed Charges and Preferred Stock	$44,911	$43,411	$47,759	$50,864	$52,662

EARNINGS:
Net Income	$118,370	$111,205	$121,693	$117,843	$109,220
Add:
Income Taxes	87,150	73,556	77,274	69,491	70,137
Loss on Equity Method Investments	545	—	—	—	—
Total Fixed Charges	42,619	41,218	45,601	48,766	50,495

Total Earnings	$248,684	$225,979	$244,568	$236,100	$229,852

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.5	5.2	5.1	4.6	4.4